Filed by New York Community Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: New York Community Bancorp, Inc.

Commission File No. 333-107498

[LOGO] NEW YORK COMMUNITY BANCORP, INC.

FROM STRATEGY TO STRENGTH

Joseph R. Ficalora

President and Chief Executive Officer

New York Community Bancorp, Inc.

Federal Home Loan Bank of San Francisco

Annual Member Conference

September 15, 2003

[LOGO]

Forward-looking Statements and Risk Factors

New York Community Bancorp, Inc. and Roslyn Bancorp, Inc. have filed, and will be filing, a joint proxy statement / prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT / PROSPECTUS TO BE SENT TO THEM AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain these documents free of charge at the SEC’s web site (www.sec.gov). In addition, documents filed with the SEC by New York Community Bancorp, Inc. will be available without charge from the Investor Relations Department, New York Community Bancorp, Inc., 615 Merrick Avenue, Westbury, NY 11590. Documents filed with the SEC by Roslyn Bancorp, Inc. will be available free of charge from the Investor Relations Department, Roslyn Bancorp, Inc., One Jericho Plaza, Jericho, NY 11753.

The directors, executive officers, and certain other members of management of New York Community Bancorp, Inc. and Roslyn Bancorp, Inc., may be soliciting proxies in favor of the merger from the companies’ respective shareholders. For information about these directors, executive officers, and members of management, shareholders are asked to refer to the most recent proxy statements issued by the respective companies, which are available on their web sites (www.myNYCB.com and www.roslyn.com) and at the addresses provided in the preceding paragraph.

Forward-looking Statements and Associated Risk Factors

This presentation, and other written materials and oral statements made by management, may contain certain forward-looking statements regarding the companies’ prospective performance and strategies within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The companies intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and are including this statement for purposes of said safe harbor provisions.

Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations of the companies, are generally identified by use of the words “plan,” “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” or other similar expressions. The companies’ ability to predict results or the actual effects of their plans and strategies, is inherently uncertain. Accordingly, actual results may differ materially from anticipated results.

The following factors, among others, could cause the actual results of the merger to differ materially from the expectations stated in this presentation: the ability of the two companies to obtain the required shareholder or regulatory approvals of the merger; the ability to effect the proposed restructuring; the ability of the companies to consummate the merger; the ability to successfully integrate the companies following the merger; a materially adverse change in the financial condition of either company; the ability to fully realize the expected cost savings and revenues; and the ability to realize the expected cost savings and revenues on a timely basis.

Other factors that could cause the actual results of the merger to differ materially from current expectations include a change in economic conditions; changes in interest rates, deposit flows, loan demand, real estate values, and competition; changes in accounting principles, policies, or guidelines; changes in legislation and regulation; and other economic, competitive, governmental, regulatory, geopolitical, and technological factors affecting the companies’ operations, pricing, and services.

The companies undertake no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

[LOGO]

From Strategy to Strength: Our Mission

Our primary goal is the creation of shareholder value.

The mission of New York Community Bancorp, Inc. is to create shareholder value by consistently delivering the thrift industry’s top financial performance, and by providing those who live and work in the New York metro region with easy access to the full range of financial products and services they seek.

[LOGO]

From Strategy to Strength: Our Balance Sheet

With post-merger assets of $21.0 billion, we will be the nation’s 6th largest thrift.

(in billions)

	At June 30, 2003
	NYB	Pro Forma
	(Stand-alone)	w / RSLN
Total assets	$12.4	$21.0	(a)
Mortgage loans	5.8	9.5
Multi-family loans	4.9	6.2
Securities	5.4	8.7	(a)
Total deposits	5.1	11.2
Core deposits	3.4	6.1
Stockholders’ equity	1.3	2.9
Market cap	4.0	6.4	(b)

(a)	Reflects projected $3.5 billion downsizing of the securities portfolio.
(b)	At 7/14/03; on a stand-alone basis, NYB’s market cap was $4.5 billion.

From Strategy to Strength: Our Marketplace

WESTCHESTER
BRONX
NEW JERSEY
MANHATTAN
QUEENS
BROOKLYN
NASSAU
SUFFOLK
STATEN ISLAND
NYB
RSLN

POPULATION
(in millions)

TOTAL: 9.22 million

HOUSEHOLDS
(in millions)

TOTAL: 3.20 million

TOTAL DEPOSITS
(in billions)

TOTAL: $138.7 billion

(a) Pro forma with RSLN

5

[LOGO]

From Strategy to Strength: Our Marketplace

We will serve over one million accounts in a highly attractive marketplace. (a)

[GRAPHIC]

POPULATION
(in millions)
The Bronx	1.33
Suffolk	1.42
Nassau	1.33
Queens	2.23
Brooklyn	2.47
S.I.	0.44
TOTAL:	9.22

HOUSEHOLDS
(in millions)
The Bronx	0.463
Suffolk	0.469
Nassau	0.447
Queens	0.783
Brooklyn	0.881
S.I.	0.160
TOTAL:	3.20

TOTAL DEPOSITS
(in billions)
The Bronx	$9.1
Suffolk	$24.7
Nassau	$38.6
Queens	$31.8
Brooklyn	$27.2
S.I.	$7.2
TOTAL:	$138.7

Map Source: Y-Merge.com, a division of SNL Financial

(a)	Pro forma with RSLN

[LOGO]

From Strategy to Strength: Market Leader

We are a leading lender, depository, and producer of revenues in our chosen market.

•	The leading producer of multi-family loans for portfolio in New York City (a)

•	The second largest thrift depository in Queens and Staten Island (a)

•	The second largest thrift depository in New York City (a)(b)

•	The leading supermarket banking franchise in the New York metro region (a)

•	Ranked within the top 3% of U.S. thrifts generating income from investment product sales (c)

(a)	SNL DataSource
(b)	Pro forma with RSLN
(c)	Singer’s Annuity and Funds Report

From Strategy to Strength: Industry Leader

#1	Best-performing Company – Total Returns (Savings & Loans)	*The Wall Street Journal* March 10, 2003
#1	Top-performing Large Thrift in the U.S. (for the 5th consecutive year)	*ThriftINVESTOR* May 2003
#2	Best-performing CEO (based on total returns to shareholders and compensation)	*Forbes* May 12, 2003
#3	Most Efficient Bank Holding Company Among the Largest 500	*American Banker* September 4, 2003
#7	Fastest Growing Company in America	*Fortune Magazine* September 1, 2003

7

[LOGO]

From Strategy to Strength: Industry Leader

Our performance and returns on investment have earned national recognition.

#1	Best-performing Company—Total Returns	The Wall Street Journal
	(Savings & Loans)	March 10, 2003

#1	Top-performing Large Thrift in the U.S.	ThriftINVESTOR
	(for the 5th consecutive year)	May 2003

#2	Best-performing CEO (based on total returns	Forbes
	to shareholders and compensation)	May 12, 2003

#3	Most Efficient Bank Holding Company	American Banker
	Among the Largest 500	September 4, 2003

#7	Fastest Growing Company in America	Fortune Magazine
September 1, 2003

[LOGO]

From Strategy to Strength : Performance

We have been ranked the nation’s top-performing thrift for the past 5 years. (a)

	At or for the 12 Months Ended December 31, 2002			At or for the 6 Months Ended June 30, 2003
Ranking Criteria	Industry Average (b)	NYB GAAP	NYB Cash (c)	Industry Average (b)	NYB GAAP	NYB Cash (c)
ROA	0.87%	2.29%	2.59%	0.88%	2.30%	2.59%
ROE	9.07	19.95	22.60	9.03	20.83	23.50
Efficiency ratio	62.67	25.32	25.50	64.33	24.52	23.14
NPAs/Total assets	0.70	0.15	0.15	0.67	0.11	0.11
NCOs/Average loans	0.19	0.00	0.00	0.20	0.00	0.00

(a)	May 2003 ThriftINVESTOR
(b)	SNL DataSource
(c)	Please see reconciliation to GAAP earnings on page 34, #1.

From Strategy to Strength: Our Strategies

- Multi-family lending
- Leveraged growth
- Community banking
- Branch expansion
- Deposit mix
- Risk management
- Cost containment
- Human resources
- Strategic alliances
- Capital management
- Acquisitions
- Balance sheet restructuring

9

[LOGO]

From Strategy to Strength: Our Strategies

Our success has been the result of several key strategies.

• Multi-family lending	• Cost containment

• Leveraged growth	• Human resources

• Community banking	• Strategic alliances

• Branch expansion	• Capital management

• Deposit mix	• Acquisitions

• Risk management	• Balance sheet restructuring

From Strategy to Strength: Multi-family Lending

Strategy

- Rent-controlled / rent-stabilized buildings generate stable cash flow
- 5-year fixed / 5-year adjustable term
- Pre-payment penalties: 5-4-3-2-1 points
- Average term to refinance: 4 years
- Average loan at 6/30/03: $2.1 million
- Average LTV ratio at 6/30/03: 57.1%
- Minimum debt coverage ratio: 120%

Benefits

- Produces higher term yields than alternative 1-4 year assets
- Is more efficient to produce and service
- Is more resilient against economic stress
- Reduces interest rate risk
- Reduces credit risk (no net charge-offs since 1987)
- Enhances asset quality
- Increases earnings

10

[LOGO]

From Strategy to Strength: Multi-family Lending

We have a profitable, efficient, and risk-averse lending niche.

Strategy	Benefits

• Rent-controlled / rent-stabilized buildings generate stable cash flow	• Produces higher term yields than alternative 1-4 year assets

• 5-year fixed / 5-year adjustable term	• Is more efficient to produce and service

• Pre-payment penalties: 5-4-3-2-1 points	• Is more resilient against economic stress

• Average term to refinance: 4 years	• Reduces interest rate risk

• Average loan at 6/30/03: $2.1 million	• Reduces credit risk (no net charge-offs since 1987)

• Average LTV ratio at 6/30/03: 57.1%	• Enhances asset quality

• Minimum debt coverage ratio: 120%	• Increases earnings

From Strategy to Strength: Multi-family Lending

(in millions)

(6 Mos. Originations)
$74
$542
$369
$781
$501
$2,059
$726
$2,047
2000
2001
2002
1 H 2003 Pro Forma w / RSLN

Total	$616	$1,150	$2,560	$2,773

- All Other Loan Originations
- Multi-family Loan Originations

$262
$1,348
$1,690
$1,946
$2,149
$3,255
$995
$4,494
$3,301
$6,168
12/31/99
12/31/00
12/31/01
12/31/02
6/30/03 Pro Forma w / RSLN

- All Other Loans Outstanding
- Multi-family Loans Outstanding

11

[LOGO]

From Strategy to Strength: Multi-family Lending

We are the leading producer of multi-family loans for portfolio in New York City.

(in millions)

				(6 Mos. Originations)
	2000	2001	2002	1H 2003 Pro Forma w / RSLN
All Other Loan Originations	$74	$359	$501	$ 726
Multi-family Loan Originations	$542	$791	$2,059	$2,047
Total	$616	$1,150	$2,560	$2,773

	12/31/99	12/31/00	12/31/01	12/31/02	Pro Forma w / RSLN 6/30/03
All Other Loans Outstanding	$262	$1,690	$2,149	$995	$3,301
Multi-family Loans Outstanding	$1,348	$1,946	$3,255	$4,494	$6,168
Total	$1,610	$3,636	$5,404	$5,489	$9,469
M-f Lns/Total	83.7%	53.5%	60.2%	81.9%	65.1%

[LOGO]

From Strategy to Strength: Leveraged Growth

We have pursued a profitable strategy of leveraged growth.

Strategy	Benefits

•      Capitalize on the yield curve

•      Invest in mortgage-backed securities, corporate bonds, trust preferred securities, and U.S. government and agency obligations

•      Fund investments with FHLB-NY advances, reverse repos, and the issuance of debt instruments

•      Provide attractive spreads between short-term assets and shorter-term liabilities

•      Emphasize available-for-sale securities

•      Provides liquidity

•      Reduces interest rate risk

•      Reduces credit risk

•      Provides flexibility

•      Generates cash flows for multi-family lending

•      Enhances the consistency of net interest margin

•      Enhances earnings

From Strategy to Strength: Leveraged Growth

(in millions)

Borrowings

$79
$959 (a)
$200
$530
$1,777
$369
$1,972
$2,251
$682
$1,910 (b)
$3,781
12/31/00
12/31/01
12/31/02
6/30/03
Pro forma
w / RSLN

Total	$1,038 (a)	$2,507	$4,592	$6,373 (b)

FHLB-NY advances | Reverse repos | Other

Securities Portfolio

$223
$2
$304 (a)
$51
$203
$2,375
$37
$699
$3,952
$24
$1,328
$7,344 (b)
12/31/00
12/31/01
12/31/02
6/30/03
Pro forma
w / RSLN

Total	$528 (a)	$2,629	$4,688	$8,696 (b)

Securities A-F-S | Securities H-T-M | MBS H-T-M

13

[LOGO]

From Strategy to Strength: Leveraged Growth

We have been capitalizing on the yield curve since 2001.

(in millions)

Borrowings

	12/31/00		12/31/01	12/31/02	Pro forma w / RSLN 6/30/03
Other			$200	$369	$682
Reverse repos	$79		$530	$1,972	$1,910	(b)
FHLB-NY advances	$959	(a)	$1,777	$2,251	$3,781
Total	$1,038	(a)	$2,507	$4,592	$6,373	(b)

Securities Portfolio

	12/31/00		12/31/01	12/31/02	Pro forma w / RSLN 6/30/03
MBS H-T-M	$2		$51	$37	$24
Securities H-T-M	$223		$203	$699	$1,328
Securities A-F-S	$304	(a)	$2,375	$3,952	$7,344	(b)
Total	$528	(a)	$2,629	$4,688	$8,696	(a)

(a)	Reflects $500 million downsizing post-HAVN merger
(b)	Reflects projected $3.5 billion downsizing post-RSLN merger

From Strategy to Strength: Community Banking

We have consistently placed an emphasis on community banking.

Strategy	Benefits
• Retain name of acquired bank • Maintain tradition of personal service • Offer traditional banking products and alternative investment products • Address needs of consumers and small businesses • Contribute to community organizations through charitable foundations	• Capitalizes on brand equity • Promotes customer loyalty • Provides cross-selling opportunities • Offsets competition from commercial banks • Enhances visibility

14

[LOGO]

From Strategy to Strength: Community Banking

We have consistently placed an emphasis on community banking.

Strategy	Benefits
• Retain name of acquired bank	• Capitalizes on brand equity

• Maintain tradition of personal service	• Promotes customer loyalty

• Offer traditional banking products and alternative investment products	• Provides cross-selling opportunities • Offsets competition from commercial banks

• Address needs of consumers and small businesses	• Enhances visibility

• Contribute to community organizations through charitable foundations

[LOGO]

From Strategy to Strength: Community Banking

Our structure recognizes and capitalizes on the brand equity of our divisional banks.

New York Community Bancorp, Inc.

New York Community Bank
Multiple Community Divisions	Queens County Savings Bank	Roslyn Savings Bank		Richmond County Savings Bank

	CFS Bank	Ironbound Bank		First Savings Bank of NJ
		Roosevelt Savings Bank	South Jersey Bank

[LOGO]

From Strategy to Strength: Community Banking

We emphasize convenience and exceptional customer service.

• Hours:	Weekend, extended evening, and early-bird hours

• Products & services:	A full-service menu of traditional banking products and services, complemented by an extensive range of alternative investment products

• Multiple service channels:	Traditional and in-store branches; bank online, by phone, or by mail

• Easy access:	Walk-up windows, drive-up bays, ATMs

• Staffing:	Over 400 licensed retail personnel in addition to a fully commissioned sales force

• Technology:	State-of-the-art ATMs and online real time processing on an IP frame

From Strategy to Strength: Branch Expansion

Strategy

- De novo branches at turn-key locations
- In-market acquisitions / mergers
- Blend of traditional and in-store branches
- State-of-the-art technology

Benefits

- Improves efficiency
- Immediately increases deposit share
- Enhances customer service
- Contains expenses

17

[LOGO]

From Strategy to Strength: Branch Expansion

Our branching strategy has enhanced our efficiency and customer service.

Strategy	Benefits
• De novo branches at turn-key locations	• Improves efficiency

• In-market acquisitions / mergers	• Immediately increases deposit share

• Blend of traditional and in-store branches	• Enhances customer service

• State-of-the-art technology	• Contains expenses

From Strategy to Strength: Deposit Mix

Strategy

- Emphasize core deposits
- Offer alternative investment products
- Run-off higher cost CDs

Benefits

- Reduces funding costs
- Provides cross-selling opportunities
- Discourages hot money
- Enhances net interest income and margin
- Generates fee income
- Increases earnings

18

[LOGO]

From Strategy to Strength: Deposit Mix

Earnings growth has been supported by our strategic mix of deposits.

Strategy	Benefits
• Emphasize core deposits	• Reduces funding costs

• Offer alternative investment products	• Provides cross-selling opportunities

• Run-off higher cost CDs	• Discourages hot money

• Enhances net interest income and margin

• Generates fee income

• Increases earnings

From Strategy to Strength: Deposit Mix

(in billions)
CDs
Core Deposits
$0.7
$0.4
$1.9
$1.4
$2.4
$3.0
$1.9
$3.3
$5.1
$6.1
12/31/99
12/31/00
12/31/01
12/31/02
6/30/03
Pro Forma
w / RSLN

(a) Pro forma with RSLN

19

[LOGO]

From Strategy to Strength: Deposit Mix

We are the 2nd largest thrift depository in the New York metro region. (a)

(in billions)

	12/31/99	12/31/00	12/31/01	12/31/02	Pro Forma w / RSLN 6/30/03
CDs	$0.7	$1.9	$2.4	$1.9	$5.1
Core Deposits	$0.4	$1.4	$3.0	$3.3	$6.1
Total Deposits:	$1.1	$3.3	$5.4	$5.2	$11.2
Core / Total Deposits:	38.8%	42.5%	55.8%	62.9%	54.3%
Loans / Total Deposits:	150.0%	111.6%	99.2%	104.4%	84.4%

(a)	Pro forma with RSLN

[LOGO]

From Strategy to Strength: Risk Management

Our risk-averse nature is reflected in our strategic mix of assets and liabilities.

Strategy	Benefits
• Emphasize multi-family lending	• Reduces interest rate risk

• Originate 1-4 family and consumer loans on a conduit basis	• Reduces credit risk

• Emphasize core deposits	• Reduces extension risk

• Offer third-party investment products	• Contains expenses

• Run off higher cost CDs	• Enhances consistency of net interest margin

From Strategy to Strength: Risk Management

7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
12/31/98
12/31/99
12/31/00
12/31/01
12/31/02
06/30/03
5-year U.S. Treasury CMT
Range: 2.27% - 6.69%
3-month LIBOR
Range: 1.12% - 6.86%
NYB net interest margin
Range: 3.33% - 4.31%

4.24%	3.79%	3.33%	3.59%	4.31%	4.09%	NYB NIM

21

[LOGO]

From Strategy to Strength: Risk Management

Our balance sheet structure has shielded our margin from interest rate volatility.

5-year U.S. Treasury CMT Range:	2.27%	-	6.69%
3-month LIBOR Range:	1.12%	-	6.86%
NYB net interest margin Range:	3.33%	-	4.31%

12/31/98	12/31/99	12/31/00	12/31/01	12/31/02	06/30/03
4.24%	3.79%	3.33%	3.59%	4.31%	4.09%	NYB NIM

[LOGO]

From Strategy to Strength: Risk Management

The quality of our assets attests to our underwriting standards.

NPAs to Total Assets

	12/31/99	12/31/00	12/31/01	12/31/02	6/30/03
U.S. Thrifts	0.52%	0.53%	0.67%	0.70%	0.67%
NYB	0.17%	0.19%	0.19%	0.15%	0.11%

Industry Data Source: SNL Financial

[LOGO]

From Strategy to Strength: Cost Containment

Efficiency is a key component of our financial performance.

•	Emphasis on multi-family lending

•	Above-average deposits per traditional branch (NYB: $79 million; RSLN: $164 million at 6/30/03)

•	Franchise expansion through M & A

•	Cost-effective de novo branch expansion

•	Hub & spoke approach to in-store branching

•	Profitable third-party alliances

[LOGO]

From Strategy to Strength: Cost Containment

We have been ranked the nation’s 3rd most efficient bank holding company.

Efficiency Ratio

	1999	2000	2001	2002	1H 03
U.S. Thrifts	63.13%	65.72%	66.42%	62.67%	64.33%
NYB	29.95%	30.20%(a)	35.03%(a)	25.32%	24.52%

(a)	Core efficiency ratio; please see reconciliation to GAAP efficiency ratio on page 34, #3.

Industry Data Source: SNL Financial

[LOGO]

From Strategy to Strength: Human Resources

Our officers, directors, and staff are highly vested in the Company’s success.

•	Approximately 30% of shares outstanding are held by directors, officers, staff, and family members

•	Stock benefit plans represent a significant portion of employee compensation

•	7 of 11 directors are independent

•	Audit, Nominating, and Compensation Committees are completely independent

•	Directors and executive management actively participate in inspection of multi-family and commercial real estate properties

•	Executive and senior management have been augmented through merger transactions and hiring of outside consultants with expertise in compliance, risk management, and technology

[LOGO]

From Strategy to Strength: Strategic Alliances

We generate significant revenues through third-party alliances.

Strategy	Benefits

• Originate 1-4 family and consumer loans through third-party conduits • Offer third-party investment and insurance products • Selectively participate in real estate joint ventures	• Reduces credit and interest rate risk • Enhances efficiency • Enhances customer service • Provides cross-selling opportunities • Increases fee income • Increases earnings

[LOGO]

From Strategy to Strength: Strategic Alliances

Fee and service-related income is expected to rise approximately 37% Y-O-Y in 2003.

(in millions)

Fee and Service-related Income

1999	2000	2001	2002	Pro Forma w /RSLN (a) 2003
$1.9	$4.6	$42.4	$64.0	$87.4

(a)	1H 03 annualized

[LOGO]

From Strategy to Strength: Capital Management

We actively manage our capital.

Strategy	Benefits

•      8 stock splits in 9 years, including 3 since 1Q 2001

•      4.3 million shares repurchased in 2002; 4.2 million in 1H 2003

•      5 million share repurchase authorization currently in effect

•      62-fold increase in quarterly cash dividend, including a 53% increase YTD

•      $148 million, net, generated in 4Q 2002 offering of BONUSESSM Units

•      $600 million shelf registration filed in 2Q 2003

• Strengthens our capital position • Insulates against economic adversity • Funds loan growth • Facilitates merger transactions • Increases EPS • Enhances shareholder value

[LOGO]

From Strategy to Strength: Acquisitions

We have a solid record of accretive in-market transactions.

Strategy	Benefits
• Acquired Haven Bancorp on 11/30/00 • Merged with Richmond County Financial Corp. on 7/31/01 • Announced merger with Roslyn Bancorp on 6/27/03	• Expands the franchise • Increases deposit share • Increases interest-earning assets • Increases low-cost funding • Improves loan / deposit ratio • Increases earnings

From Strategy to Strength: Balance Sheet Restructuring

Strategy

Post-HAVN

- Sold loans and securities
- Downsized borrowings

Post-RCBK

- Sold and securitized loans

Post-RSLN

- Anticipate downsizing securities and borrowings by approximately $5 billion

Benefits

- Reduces interest rate risk
- Reduces credit risk
- Reduces extension risk
- Enhances the quality of earnings
- Enhances net interest margin

30

[LOGO]

From Strategy to Strength: Balance Sheet Restructuring

We have restructured the balance sheet following each merger transaction.

Strategy	Benefits

Post-HAVN	• Reduces interest rate risk

• Sold loans and securities	• Reduces credit risk

• Downsized borrowings	• Reduces extension risk

Post-RCBK	• Enhances the quality of earnings

• Sold and securitized loans	• Enhances net interest margin

Post-RSLN

• Anticipate downsizing securities and borrowings by approximately $5 billion

[LOGO]

From Strategy to Strength: Acquisitions

Our franchise, value, and performance have been enhanced by merger transactions.

(dollars in billions, except per share data)

		w / HAVN		w / RCBK			Pro Forma w / RSLN
	12/31/99	12/31/00		12/31/01		12/31/02	6/30/03
No. of branches	14	86		120		110	140	(a)
Loan / deposit ratio	150.0%	111.6%		99.2%		104.4%	84.4%
Core deposits	$ 0.4	$ 1.4		$ 3.0		$ 3.3	$ 6.1
Total assets	$ 1.9	$ 4.7		$ 9.2		$ 11.3	$ 21.0
Market cap	$ 0.57	$ 1.1		$ 2.3		$ 3.1	$ 6.4	(b)
Price per share*	$ 9.05	$12.25		$17.15		$21.66	$32.77	(b)
ROE	22.99%	19.40	%(c)	18.30	%(c)	19.95%	25.41%
Diluted EPS*	$ 0.56	$ 0.63	(d)	$ 1.03	(d)	$ 1.67	$ 2.53 in 2004

*	Split-adjusted

(a)	At 12/31/03
(b)	At 7/14/03; on a stand-alone basis, NYB’s market cap was $4.5 billion.
(c)	Core ROE; please see reconciliation to GAAP ROE on page 34, #s 2 and 4.
(d)	Diluted core EPS; please see reconciliation to diluted GAAP EPS on page 34, #2.

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From Strategy to Strength : Shareholder Value

Since our IPO, the value of NYB’s shares has appreciated as much as 2,543%.

(dollars in millions, except per share data)

	11/23/93	12/31/94	12/31/95	12/31/96	12/31/97	12/31/98	12/31/99	12/31/00	12/31/01	12/31/02	6/30/03	7/14/03	7/14/03
Market capitalization	$105	$175	$249	$362	$604	$632	$570	$1,087	$2,329	$3,052	$4,034	$4,545	$6,408	(a)
Price per share (adjusted for 8 splits including a 4-for-3 stock split on 5/21/03)	$1.24	$1.96	$2.93	$4.68	$9.00	$9.92	$9.05	$12.25	$17.15	$21.66	$29.09	$32.77	$32.77
Annual yield produced by $0.92 per share dividend on shares purchased at this date	74.2%	46.9%	31.4%	19.7%	10.2%	9.3%	10.2%	7.5%	5.4%	4.2%	3.2%	2.8%	2.8%

(a)	Pro forma w / RSLN

32

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From Strategy to Strength : Shareholder Value

Each of our merger transactions has provided an opportunity for share value creation.

	% Appreciation(a)
	Share Price	Dividend
NYB—November 23, 1993	2,543%	6,215%
Haven—June 27, 2000(b)	464	176
Richmond County—March 27, 2001(b)	150	130
Roslyn—June 27, 2003(b)	13	10

(a)	As of 7/14/03
(b)	Reflects appreciation in NYB’s price per share and its quarterly cash dividend since the merger transaction was announced.

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Appendix

Reconciliation of GAAP and Non-GAAP Measures

1.	The Company calculated its diluted cash earnings per share for 2002 by adding back to the year’s net income non-cash items totaling $30.5 million. The Company calculated its diluted cash earnings per share for 1H 2003 by adding back to six-month 2003 net income non-cash items totaling $17.8 million. Please see the table below for a reconciliation of the Company’s diluted GAAP and cash earnings per share for the respective periods.

	For the Six Months Ended June 30, 2003	For the Twelve Months Ended December 31, 2002
(in thousands, except per share data)
Net income	$139,120	$229,230
Add back:
Amortization and appreciation of stock-related benefit plans	3,821	5,902
Associated tax benefits	9,057	15,860
Dividends on unallocated ESOP shares	1,911	2,718
Amortization of core deposit intangible and goodwill	3,000	6,000

Total additional contributions to tangible stockholders’ equity	17,789	30,480

Cash earnings	$156,909	$259,710

Basic cash earnings per share	$1.17	$1.91
Diluted cash earnings per share	$1.14	$1.89

2.	As calculated in accordance with GAAP, the Company’s 2000 and 2001 diluted earnings per share were $0.42 and $1.01, respectively. The 2000 amount reflected a gain of $13.5 million recorded in other operating income and a charge of $24.8 million recorded in operating expenses, resulting in a net charge of $11.4 million, or $0.20 per diluted share. The 2001 amount included a gain of $39.6 million recorded in other operating income and charges of $23.5 million and $3.0 million, respectively, recorded in operating expenses and income tax expense, resulting in an after-tax net charge of $836,000, or $0.01 per diluted share.

3.	As calculated in accordance with GAAP, the Company’s 2000 and 2001 efficiency ratios were 52.08% and 38.04%, respectively. The Company’s 2000 core efficiency ratio excluded a gain of $13.5 million on the sale of a Bank-owned property from other operating income and a merger-related charge of $24.8 million from operating expenses. Its 2001 core efficiency ratio excluded a gain of $39.6 million on the sale of certain assets from other operating income and a merger-related charge of $23.5 million from operating expenses.

4.	As calculated in accordance with GAAP, the Company’s 2000 and 2001 ROE was 13.24% and 18.16%, respectively.

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For More Information:

The Company trades on the NYSE under the symbol “NYB”.

•	Log onto our web site: www.myNYCB.com

•	E-mail requests to: iangarola@myNYCB.com

•	Call Investor Relations at: (516) 683-4420

•	Write to:	New York Community Bancorp, Inc.

615 Merrick Avenue

Westbury, NY 11590

9/15/03